Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

(in thousands, except ratios)

	Nine Months Ended September 30, 2017	Year Ended December 31,
		2016	2015	2014 (2)	2013	2012
Computation of “Earnings”:
Income from continuing operations before income taxes	$75,806	$172,542	$173,211	$126,483	$184,985	$183,357
Add:
Interest expense, including amortization of debt issuance costs	22,452	27,464	27,802	33,493	13,469	14,265
Portion of rents representative of the interest factor	18,620	24,029	24,310	25,881	25,569	20,261

Earnings, as adjusted	$116,878	$224,035	$225,323	$185,857	$224,024	$217,883

Computation of “Fixed Charges”:
Interest expense, including amortization of debt issuance costs	22,452	27,464	27,802	33,493	13,469	14,265
Portion of rents representative of the interest factor	18,620	24,029	24,310	25,881	25,569	20,261

Fixed Charges	$41,072	$51,493	$52,112	$59,374	$39,038	$34,526

Ratio of Earnings to Fixed Charges (1)	2.8x	4.4x	4.3x	3.1x	5.7x	6.3x

(1)	As there were no shares of preferred stock outstanding for the periods presented, the ratios of earnings to combined fixed charges and preferred stock dividends do not differ from the ratio of earnings to fixed charges presented above.
(2)	Fixed charges include $14.9 million ($17.4 million redemption premium less $2.5 million gain on interest swaps), both associated with the retirement of all of our $200 million aggregate principal amount of 6.35% senior notes in 2014.

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